#82-3167

GOLCONDA RESOURCES LTD.

SUITE 780, 521 - 3RD AVENUE S.W.
CALGARY, ALBERTA T2P 3T3

TELEPHONE: 403. 232.6828
FACSIMILE: 403. 232.8650


SEC MAIL PROCESSING
RECEIVED
SEP 18 2006
WASH. D.C.
213
SECTION


06016973

SUPPL

August 11, 2006

Alberta Securities Commission
410, 300 – 5th Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

DCS Chartered Accountants
555, 999 – 8th Street SW
Calgary, AB T2R 1J5
Attention: Mike Shackleton, CA

MacKay LLP
Iveagh House
1110, 700 – 7th Avenue SW.
Calgary, AB T2P 3H6
Attention: Garry Cook, CA

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

Re: Notice of Change of Auditor

This Notice is made pursuant to Part 4 of National Instrument 51-102 ("**NI 51-102**").

DCS Chartered Accountants (formerly Dick Cook Schulli) ("**DCS**") has resigned as auditor of Golconda Resources Ltd. (the "**Corporation**") on its own initiative effective August 10, 2006.

The audit committee (the "**Audit Committee**") of the board of directors of the Corporation has considered the resignation of DCS and has recommended that MacKay LLP, Chartered Accountants be appointed to fill the vacancy in the office of auditor created by the resignation of DCS until the next annual meeting of shareholders of the Corporation.

The board of directors of the Corporation has considered the resignation of DCS and the recommendation of the Audit Committee and has appointed MacKay LLP, Chartered Accountants as auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation.

There have been no reservations in the auditor's reports of DCS for:

(a) the audit of the most recently completed fiscal year of the Corporation; and

(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the effective date of the resignation of DCS.

9/19

There have been, in the opinion of the Corporation, no reportable events, as that term is defined in NI 51-102.

The board of directors of the Corporation has reviewed and approved this notice of change of auditor.

Yours very truly,

GOLCONDA RESOURCES LTD.

Per: 
Guenter J. Liedtke, Director



CHARTERED ACCOUNTANTS

August 11, 2006

Alberta Securities Commission
410, 300 – 5th Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

- and to -

Golconda Resources Ltd.
Suite 780, 521 – 3rd Avenue SW
Calgary, AB
T2P 3T3

Dear Sirs:

Re: Golconda Resources Ltd. (the "Corporation")

We have resigned as auditor of the Corporation, effective August 10, 2006. We have reviewed the Notice of Change of Auditor dated August 11, 2006 (the "**Notice**") from the Corporation, delivered to us pursuant to Part 4 of National Instrument 51-102 – Continuous Disclosure Obligations. Based on our knowledge as at the date hereof, we hereby confirm our agreement with each of the statements contained in the Notice.

We have also reviewed the letter of even date herewith from MacKay LLP, Chartered Accountants and confirm that this letter does not have to be updated as a result of that letter.

Yours truly,

DCS Chartered Accountants



Per: [signature]
Mike Shackleton, Partner

Encls.

Suite 555, 999 - 8 Street SW, Calgary, Alberta T2R 1J5 t 403.245.1717 f 403.244.9306 email mail@dcs-ca.com

CHARTERED ACCOUNTANTS

MacKay LLP

Iveagh House
Suite 1110, 707 - 7th Avenue S.W.
Calgary, Alberta T2P 3H6

Tel: (403) 294-9292
Fax: (403) 294-9262

www. MacKayLLP.ca

mackay.ca

August 11, 2006

Alberta Securities Commission
410, 300 – 5th Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

- and to -

Golconda Resources Ltd.
Suite 780
521 3rd Avenue SW
Calgary, Alberta
T2P 3T3

Dear Sirs:

Re: Golconda Resources Ltd. (the "Corporation")

We have reviewed the Notice of Change of Auditor dated August 11, 2006 (the "**Notice**") from the Corporation, delivered to us pursuant to Part 4 of National Instrument 51-102 – Continuous Disclosure Obligations. Based on our knowledge as at the date hereof, we hereby confirm our agreement with each of the statements contained in the Notice.

Yours truly,

MacKay LLP



K. Garry Cook Professional Corporation
Partner

Encls.

GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W.
Calgary, AB T2P 3T3


SEC MAIL
RECEIVED
PROCESSING
SEP 18 2006
WASH. D.C.
213
SECTION

#82-3167

April 12, 2006

NEWS RELEASE

Golconda Announces $1,000,000 Private Placement

Golconda Resources Ltd. announces that it will make a private placement of 5,000,000 units at a price of $0.20 per unit, for proceeds of $1,000,000. Each unit consists of one common share of Golconda and one-half of a non-transferrable common share purchase warrant.

Each warrant will allow the subscriber to purchase one common share of Golconda at $0.30 for a period of twelve (12) months from issuance.

The proceeds from this private placement, which is subject to regulatory approval, will be used to settle current debts, for working capital, and for drilling on Golconda's Nevada Gold and Silver Projects.

Lyncorp International Inc., a company controlled by David Mullen will subscribe for 50% of the private placement, being 2.5 million shares and warrants for 1.25 million shares. David Mullen, who controls now directly or indirectly about 9.5% of the company's shares, will increase his share holdings to about 15.1% if the warrants are exercised.

Insiders might subscribe to less than 5% in the private placement.

Golconda plans to carry out exploration programs on the following Nevada properties:

Ralston Valley (GA – 100% interest)

Carlin type gold mineralization occurs in a shale-limestone sequence. Drilling will follow-up on gold mineralized intersections in two holes drilled by Golconda in 2004. These holes were 150-200 meters off the projected mineralizing structures. Three 1200 ft. holes are initially planned.

Golconda also has acquired the right to earn a 70% interest in 42 adjoining claims. Two gold mineralized jasperoid zones indicate the possibility of Carlin type gold mineralization at depth. Surface samples run up to 0.350 oz. gold/ton and Homestake Mining intersected 10 ft. of 6.99 oz. gold/ton in drilling the upper part of one of the jasperoids. The favourable "laminated silty limestone" sequence is estimated to occur at a depth of 1500 ft. No drillhole in this area has exceeded a depth of 600 ft. One hole will be drilled to a depth of 1750 ft.

South Monitor (GA – 80% interest)

Three (3) holes are to be drilled to a depth of 600 ft. each to test a large area of hydrothermal clay alteration. Holes at the edge of this area showed silicification with low gold values starting at a depth of about 300 ft.

The target is gold mineralization of the Round Mountain type in potassic altered rock.

Monitor Flat (GA – 100%)

In 2003, drilling intersected anomalous gold values in four (4) widespread holes in volcanics overlying a shale-limestone sequence. The holes went to a depth of 400 to 600 ft. with low gold values continuing to the bottom of each hole. Three one thousand ft. holes are planned to test the gold mineralization at depth.

Golconda can earn a 35% interest in one silver prospect (Merger) and an 80% interest in silver zinc lead prospect (4-Aces). Surface sampling will be carried out to better define the mineralized areas before drilling.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke
Ph: (403) 232-6828 Fax (403) 232-8650
e-mail: golcondaresources@telus.net web site: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W.
Calgary, AB T2P 3T3

#82-3167


SEC MAIL PROCESSING
RECEIVED
SEP 18 2006
WASH, D.C.
213
SECTION

May 9, 2006

NEWS RELEASE

Golconda Closes $1,100,000 Private Placement

On April 12, 2006, Golconda announced a proposed Non-Brokered Private Placement of 5,000,000 common shares at a price of $0.20 per share with attached non-transferrable 2,500,000 warrants to purchase an additional 2,5000,000 common shares at a price of $0.30 per share for a twelve (12) month period.

The private placement has been increased to 5,500,000 common shares and 2,750,000 warrants with the same conditions.

Lyncorp International, a company controlled by Dave Mullen, has subscribed for 2.5 million shares with warrants for 1.25 million shares. After exercise of the warrants, Dave Mullen will control directly or indirectly 13.9% of the company.

A finders fee will be paid to Wolverton Securities Ltd, which provided to the Company $200,000 in total gross proceeds through the placement of 1,000,000 units. Golconda will pay a finders fee of $14,000 (7% of the 200,000) and issue 70,000 Broker Warrants (7% of the units subscribed for).

The proceeds from this private placement, which is subject to regulatory approval, will be used to settle current debt, for working capital and for drilling on Golconda's Nevada Gold and Silver Projects.

On behalf of Golconda Resources Ltd.,



Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke
Ph: (403) 232-6828 Fax (403) 232-8650
e-mail: golcondaresources@telus.net web site: www.golcondaresources.com


RECEIVED
SEP 1 8 2006
213
WASH, D.C.
SECTION

GOLCONDA RESOURCES LTD.
Suite 781, 521 - 3rd Avenue SW
Calgary, Alberta T2P 3T3
Tel.: (403) 232.6828 Fax (403) 232.8650

#82-3167

August 29, 2006

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Golconda Resources Ltd. (the "Company") have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements.

Modified Form 52-109F2
Certification of Interim Filings

I, Guenter J. Liedtke, acting Chief Financial Officer of **Golconda Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Golconda Resources Ltd., (the issuer) for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 29, 2006.



Acting Chief Financial Officer

Modified Form 52-109F2
Certification of Interim Filings

I, Guenter J. Liedtke, President and Chief Executive Officer of **Golconda Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Golconda Resources Ltd., (the issuer) for the interim period ending **June 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 29, 2006.



President and Chief Executive Officer

GOLCONDA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2006	December 31, 2005
Assets		
Current		
Cash	$ 218,653	$ 4,098
Accounts receivable	8,544	5,972
Prepaid expenses	3,993	585
	231,190	10,655
Capital - Note 2	2,745	2,745
Mineral properties and deferred expenditures - Note 3	4,686,493	4,190,403
Mineral reclamation deposits	124,907	58,247
	$ 5,045,335	$ 4,262,050
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 83,678	$ 205,853
Advances from shareholders	6,689	91,989
	90,367	297,842
Shareholders' equity		
Share capital - Note 4	14,785,018	13,705,363
Contributed surplus	488,927	351,074
Deficit	(10,318,977)	(10,092,229)
	4,954,968	3,964,208
	$ 5,045,335	$ 4,262,050

Approved by the Board:



______________________, **Director**
Guenter J. Liedtke



______________________, **Director**
Terry S. Chan

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Expenses				
Administration fees	$ 7,500.00	$ 5,000.00	$ 15,000.00	$ 12,500.00
Annual general meeting	10,793	19,507	10,793	19,507
Dues, fees and memberships	3,381	2,995	4,161	2,995
Foreign exchange (gains) losses	(2,132)	90	(2,132)	10,191
General exploration	1,750	2,384	1,750	2,384
Office expenses	3,803	1,603	8,521	15,500
Office rent	7,972	6,971	15,375	13,942
Professional fees	4,577	5,112	6,477	7,052
Salaries	6,581	19,683	15,967	39,697
Shareholders' information	1,730	1,242	2,433	2,197
Stock based compensation	2,500	-	137,853	8,430
Stock exchange fees	953	3,530	4,753	6,980
Transfer agent	3,568	1,299	5,797	3,819
	52,976	69,416	226,748	145,194
LOSS FOR THE PERIOD	(52,976)	(69,416)	(226,748)	(145,194)
DEFICIT, BEGINNING OF PERIOD	(10,266,001)	(9,063,872)	(10,092,229)	(8,988,094)
DEFICIT, END OF PERIOD	$ (10,318,977)	$ (9,133,288)	$ (10,318,977)	$ (9,133,288)
LOSS PER SHARE	$ (0.001)	$ (0.003)	$ (0.004)	$ (0.003)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Cash provided by (used for):				
Operating activities				
Loss for the period	$ (52,976)	$ (69,416)	$ (226,748)	$ (145,194)
Add items not affecting cash				
Stock based compensation	2,500	-	137,853	8,430
	(50,476)	(69,416)	(88,895)	(136,764)
Net change in non-cash working capital items				
Accounts receivable and accruals	(2,376)	6,896	(2,572)	(4,300)
Prepaid expenses	(1,993)	(2,000)	(3,408)	(4,000)
Accounts payable and accrued liabilities	(130,865)	46,003	(122,175)	(189,802)
Advances from shareholders	(110)	-	(85,300)	(192,919)
Loan payable	(143,500)	-	-	500
	(329,320)	(18,517)	$ (302,350)	$ (527,285)
Financing activities				
Issue of shares for cash				
on private placement	1,100,000	-	1,100,000	-
on exercise of stock options	-	-	-	-
on exercise of warrants	-	-	-	1,166,250
Costs of issuing shares	(20,345)	-	(20,345)	-
	1,079,655	-	1,079,655	1,166,250
Investing activities				
Exploration expenditures	(467,959)	(158,156)	(496,090)	(614,231)
Additions to deposits	(66,660)	(46)	(66,660)	(46)
Capital asset purchased	-	-	-	(369)
	(534,619)	(158,202)	(562,750)	(614,646)
(DECREASE) INCREASE IN CASH	215,716	(176,719)	214,555	24,319
CASH, BEGINNING OF PERIOD	2,937	203,940	4,098	2,902
CASH, END OF PERIOD	$ 218,653	$ 27,221	$ 218,653	$ 27,221

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

June 30, 2006

(Unaudited)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements . In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2005.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,845	$ 9,209	$ 1,636
Computer equipment	10,206	9,097	1,109
	$ 21,051	$ 18,306	$ 2,745

Note 3 - Mineral Properties and Deferred Expenditures

	Percentage Ownership Interest (%)	Acquisition Costs	Exploration Costs	Total June 30 2006	Total December 31 2005
Canada					
Ennis Lake	100	$ 5,058	$ -	$ 5,058	$ 5,058
Wapawekka	100	21,743	1,155,978	$ 1,177,721	1,160,627
		26,801	1,155,978	1,182,779	1,165,685
United States					
Baxter Springs	75	10,539	-	10,539	-
Four Aces	80	12,507	12,780	25,287	-
Merger	35	40,373	13,665	54,038	34,329
Monitor Flats	100	14,061	78,978	93,039	92,339
Ralston Valley	100	41,061	287,963	329,024	320,657
Shulin Lake, Alaska	51	160,242	1,629,843	1,790,085	1,381,954
Silver Bow, Nevada	100	-	2,100	2,100	2,100
South Monitor, Nevada	80	110,688	1,088,914	1,199,602	1,193,339
		389,471	3,114,243	3,503,714	3,024,718
		$ 416,272	$ 4,270,221	$ 4,686,493	$ 4,190,403

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2005	47,099,734	$ 13,705,363
Issued during the period		
Private placement (less issue costs of $20,345)	5,500,000	1,079,655
Balance, June 30, 2006	52,599,734	$ 14,785,018

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest immediately.

A summary of the status of the stock option plan as of June 30, 2006 is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, December 31, 2005	2,175,000	0.26
Granted	1,425,000	0.25
Exercised	-	
Expired	-	
Outstanding, June 30, 2006	3,600,000	0.25

Note 4 - Share Capital *(Continued)*

c) Stock option plan *(Continued)*

The following table summarizes information about stock options outstanding at June 30, 2006:

Exercise Price	Number of Shares	Expiry Date
$ 0.25	1,125,000	July 28, 2008
$ 0.25	200,000	February 3, 2009
$ 0.31	175,000	April 12, 2009
$ 0.25	650,000	August 31, 2009
$0.35	25,000	January 13, 2010
$ 0.25	1,400,000	January 4, 2011
$ 0.25	25,000	April 4, 2011
	3,600,000	

d) Warrants

A summary of the status of the common share purchase warrants as at June 30, 2006 and changes during the period then ended is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2005	Issued (Exercised)	Expired	Outstanding at June 30 2006
$0.30	May 14, 2007	-	2,750,000	-	2,750,000
		-	2,750,000	-	2,750,000

Note 5 - Related Party Transactions

(a) The Company paid certain directors and officers, either directly or indirectly, the following amounts:

For deferred exploration expenditures	$ 32,900
For general and administrative costs	15,000
	$ 47,900

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the parties.

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is August 29, 2006.

This Management Discussion and Analysis ("MD&A") reviews the activities of Golconda Resources Ltd. and compares the financial results for the second quarter and first six months of 2006 with those of the corresponding periods in 2005. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2005 and with the 2005 annual report which contains the audited consolidated financial statements for the relevant periods, copies of which are filed on the SEDAR website (www.sedar.com).

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Golconda Resources Ltd. is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward looking information made as of the date of this MD&A.

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable.

SIGNIFICANT ACCOUNTING PRINCIPLES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds various interest titles to the Company's mineral properties in Nevada, and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarters:

Fiscal Quarter ended	**Jun 30 2006**	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004
Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($52,976)	($173,772)	($1,104,135)	($44,114)	($69,416)	($75,778)	($772,090)	($116,528)
Basic Loss per share	($0.001)	($0.004	($0.02)	($0.001)	($0.001)	(0.001)	(0.001)	(0.002)
Total Assets	$5,045,335	$4,290,631	$4,262,050	$5,077,770	$5,029,302	$5,052,715	$4,382,037	$4,751,026
Total Liabilities	$90,367	$364.842	$297,842	$251,235	$158,653	$112,650	$540,874	$447,568

Mineral Exploration Activities

During the period ended June 30, 2006, the Company incurred deferred exploration costs on the following properties:

Shulin Lake – Alaska

The Shulin Lake property is located about 75 kilometers northwest of Anchorage, Alaska. It consists of 278 claims. Golconda currently owns 51% interest in the property with partners Shulin Lake Mining Inc. and Shear Minerals Ltd. (TSX "SRM"). Golconda is the operator.

In early 2006, the joint venture drilled four holes in search for the diatreme that is the origin of indicator minerals. The first two holes went through 200 ft. of volcanic ash into underlying sandstone; Hole 3 caved-in at 313 ft depth in unconsolidated sand, gravel and boulders. A layer of welded tuff within this unusual sequence (a rock-type which has never been encountered before) indicates the close proximity to the source of the volcanic rock. Hole 4 caved-in at a depth of 200 ft. Samples from the volcanics in Hole 3 will be tested for diamond and indicator minerals. Golconda's share of the drilling programme was $404,281 in exploration costs on this diamond prospect.

Four Aces, Sylvania Mining District, Nye County, Nevada

Effective April 1, 2006, Golconda entered into an option agreement with a private party whereby Golconda can earn 60% interest in the 9 unpatented mineral claims by spending US$500,000 in exploration over five years; after Golconda has earned the 60% interest, it can earn an additional 20% interest in the claims by committing to fund the property through bankable feasibility, to be completed within five years. Golconda is required to pay US$3,500 at signature, US$3,500 after six months, and US3,500 after one year and, thereafter, semi-annual payments of US$5,000 per year. In addition, Golconda will pay the annual rental fees to the Bureau of Land Management and Nye County during the term of the agreement. During the period ended June 30, 2006, Golconda paid $12,507 in acquisition costs, which includes staking by Golconda of an additional 16 mineral claims, for a total of 25 claims (500 acres), and incurred $8,930 in exploration costs on this silver-zinc-lead prospect.

Merger, Bellehelen Mining District, Nye County, Nevada

The Merger property is located 70 km east of Tonopah and encompasses 67 unpatented claims, for a total of 1,340 acres (544 hectares). In February 2005, Golconda and Cook Exploration Corp. entered into an option agreement with Pacific Intermountain Gold Corp. ("Pacific Intermountain"), a wholly owned subsidiary of Seabridge Gold Inc., to acquire a combined interest of up to 70% in the Merger property, Nye County, Nevada. Golconda and Cook Exploration Corp. can earn a 50% interest by spending a total of $1 million in exploration before February 28, 2010, and by making a US $750,000 payment to Pacific Intermountain within ten days following completion of said expenditures. Both companies can earn an additional 20% interest by providing a feasibility study to Pacific Intermountain on or before February 28, 2014. During the period ended June 30, 2006, Golconda paid $22,744 in acquisition costs and incurred $3,738 in exploration costs on this silver prospect.

Drilling Programme

On April 12, 2006, Golconda announced its plan to drill the Ralston Valley, South Monitor and Monitor Flats mineral prospects in Nevada. The Merger and Four Aces prospects have been sampled, and drill holes selected. Drill permits have been applied for and received for all properties, with the exception of South Monitor, so far. Due to an extremely strong demand for drilling machines in the South-Western United States, it is very difficult to obtain drill rigs. Golconda is on the waiting list of several drilling companies had hopes that a drilling rig becomes available soon.

RESULTS OF OPERATIONS

During the period ended June 3, 2006, the Company sustained a loss of $52,976 or $0.001 per share compared to a loss of $69,416 or $0.003 for the three months ended June 30, 2005. Golconda uses the treasury method, which determines the dilutive effect of stock options and other dilutive instruments, for the computation of loss per share.

General and Administrative expenses were $52,976 compared to $69,416 for the three months ended June 39, 2005, the total includes $2,500 in stock based compensation granted during the period. Cost associated with the annual general meeting was $10,793 compared with 19,507 for the meeting held in 2005. Cost associated with corporate and regulatory compliance was $4,521 compared with $4,829 for the three months ended June 30, 2005. Rental cost was $7,972 compared to $6,971 for the three months ended June 30, 2005.

LIQUIDITY AND CAPITAL RESOURCES

Golconda finances its activities primarily by the private placement of securities. During the quarter ended June 30, 2006, the Company received proceeds of $1,100,00 from the private placement of 5,500,000 units comprised of 5,500,000 common shares, issued at the price of $0.20 per share, and of 2,750,000 warrants exercisable at $0.30 per share for a one-year period from date of issuance. The proceeds are being used to fund the Company's drilling activities in Nevada, to settle current debts and for working capital to meet ongoing general and administrative expenditures. During the quarter ended June 30, 2006, the Company incurred $467,959 in deferred exploration expenditures compared to $158,156 in the three months ended June 30, 2005. Details of the Company's resource expenditures are set out in Note 3 to the unaudited interim consolidated financial statements.

The Company's cash balance at June 30, 2006 was $218,653 ($27,221 at June 30, 2005). Current liabilities are $90,367 ($297,842 at December 31, 2005).

At June 30, 2006, the Company's investment in resource property costs was $4,686,493 ($4,190,143 at December 31, 2005). Shareholder equity or net assets totaled $5,045,335 at June 30, 2006 compared to $4,262,050 at December 31, 2005.

RELATED PARTY TRANSACTIONS

The Company paid to certain directors and officers, either directly or indirectly, the following amounts: for deferred exploration expenditures $32,900; for general and administrative costs $15,000.

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal of par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Number of Common Shares	Price
	Balance, December 31, 2005	47,099,734	
Private Placement/Cash	May 15, 2006	5,500,000	$0.20
	Balance, June 30, 2006	52,599,734	

Outstanding Warrants

At June 30, 2006, there were 2,750,000 warrants outstanding, granting the right to the holders to purchase 2,750,000 common shares of the Company at a price of $0.30 per share until the close of business on May 14, 2007. Details of warrants outstanding at June 30, 2006 are disclosed in Note 4 d) to the unaudited interim consolidated financial statements.

Golconda paid a 7% finder's commission comprised of $14,000 in cash and of 70,000 Finder's Warrants. Each Finder's Warrant entitles the holder to purchase up to 70,000 Units at the price of $0.20 per unit. Each unit is comprised of one common share and one-half common share purchase warrant. Each whole warrant will be exercisable at $0.30 per share for a 12-month period from the date of issuance.

Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants. Under the "rolling" plan, the directors of the Company may grant up to 10% of its issued and outstanding common shares. Options are exercisable upon issuance and an option's maximum term is five years. On April 5, 2006, Golconda granted employee options to acquire 25,000 shares at $0.25 per share for a five-year period expiring at the close of business on April 4, 2011. As at the date hereof there are 3,600,000 options outstanding. Details of stock options outstanding as at June 30, 2006 are disclosed in Note 4c) to the unaudited consolidated financial statements.

At the annual meeting of shareholders held on June 9, 2006, the shareholders approved the Company's 2006 Option Plan; and on June 13, 2006, the TSX Venture Exchange accepted it for filing.

SUBSEQUENT EVENTS

Notice of Change of Auditor - DCS Chartered Accountants (formerly Dick Cook Schulli) has withdrawn from the Canadian Public Accountability Board and public company auditing and as a result resigned as auditor of Golconda on its own initiative effective August 10, 2006. Effective August 11, 2006, the board of directors of Golconda has appointed MacKay LLP, Chartered Accountants, to fill the vacancy in the office of auditor created by the resignation of DCS until the next annual meeting of shareholders of the Corporation.

RISK AND UNCERTAINTIES

The basic business plan of the Company is to generate or acquire mineral exploration projects that it feels have the potential to host mineral economic deposits. At the present time, the Company has no revenue-producing mines and has no source of operating cash flow other than through the raising of private placement monies. The Company's viability and potential success lies in its ability to develop, exploit and generate revenue out of mineral deposits.

Historically the Company has depended on equity capital to fund its activities. There can be no assurance that additional funding will be available to the Company for further exploration and development of its projects or to fulfill its obligations under applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such interests.

The operation of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development on its projects.

. . .


SEC MAIL PROCESSING
RECEIVED
SEP 1 8 2006
WASH D.C.
213
SECTION

GOLCONDA RESOURCES LTD.
Suite 780, 521 - 3rd Avenue SW
Calgary, Alberta T2P 3T3
Tel. (403) 223.6828 Fax (403) 232.8650

#82-3167

May 30, 2006

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Golconda Resources Ltd. (the "Company") have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements.

Modified Form 52-109F2
Certification of Interim Filings

I, Guenter J. Liedtke, acting Chief Financial Officer of Golconda Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Golconda Resources Ltd., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 30, 2006



Acting Chief Financial Officer

Modified Form 52-109F2
Certification of Interim Filings

I, Guenter J. Liedtke, President and Chief Executive Officer of Golconda Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Golconda Resources Ltd., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 30, 2006



President and Chief Executive Officer

GOLCONDA RESOURCES LTD.

Consolidated Balance Sheets

(Unaudited)

	March 31, 2006	December 31, 2005
Assets		
Current		
Cash	$ 2,937	$ 4,098
Accounts receivable	6,168	5,972
Prepaid expenses	2,000	585
	11,105	10,655
Capital - Note 2	2,745	2,745
Mineral properties and deferred expenditures - Note 3	4,218,534	4,190,403
Mineral reclamation deposits	58,247	58,247
	$ 4,290,631	$ 4,262,050
Liabilities		
Current		
Accounts payable and accrued liabilities	214,543	$ 205,853
Advances from shareholders	6,799	91,989
Loans payable - trade	143,500	-
	364,842	297,842
Shareholders' equity		
Share capital - Note 4	13,705,363	13,705,363
Contributed surplus	486,427	351,074
Deficit	(10,266,001)	(10,092,229)
	3,925,789	3,964,208
	$ 4,290,631	$ 4,262,050

Approved by the Board:



______________________, **Director**
Guenter J. Liedtke



______________________, **Director**
Terry S. Chan

GOLCONDA RESOURCES LTD.

Consolidated Statements of Loss and Deficit

(Unaudited)

	Three Months Ended	
	March 31, 2006	March 31, 2005
Expenses		
Administration fees	$ 7,500	$ 7,500
Dues, fees memberships	780	-
Foreign exchange losses	-	10,101
Office expenses	4,718	13,897
Office rent	7,403	6,971
Professional fees	1,900	1,940
Salaries	9,386	20,014
Shareholders' information	703	955
Stock-based compensation	135,353	8,430
Stock exchange fees	3,800	3,450
Transfer agent	2,229	2,520
Loss for the period	(173,772)	(75,778)
Deficit, beginning of period	(10,092,229)	(8,988,094)
Deficit, end of period	$ (10,266,001)	$ (9,063,872)
Basic loss per share	$ (0.004)	$ (0.001)

GOLCONDA RESOURCES LTD.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended	
	March 31 2006	March 31 2005
Cash provided by (used for):		
Operating activities		
Loss for the period	$ (173,772)	$ (75,778)
Add item not affecting cash		
Stock-based compensation	135,353	8,430
	$ (38,419)	$ (67,348)
Net change in non-cash working capital items		
Accounts receivable and accruals	(196)	(11,196)
Prepaid expenses	(1,415)	(2,000)
Accounts payable and accrued liabilities	8,690	(235,805)
Advances from shareholders	(85,190)	(192,919)
Loans payable	143,500	500
	26,970	(508,768)
Financing activities		
Issue of shares for cash on exercise of warrants	-	1,166,250
	-	1,166,250
Investing activities		
Deferred exploration expenditures	(28,131)	(456,075)
Capital asset purchased	-	(369)
	(28,131)	(456,444)
Increase in cash	(1,161)	201,038
Cash, beginning of period	4,098	2,902
Cash, end of period	$ 2,937	$ 203,940

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

March 31, 2006

(Unaudited)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements . In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2005.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,845	$ 9,209	$ 1,636
Computer equipment	10,206	9,097	1,109
	$ 21,051	$ 18,306	$ 2,745

Note 3 - Mineral Properties and Deferred Expenditures

	Percentage Ownership Interest (%)	Acquisition Costs	Exploration Costs	Total March 31 2006	Total December 31 2005
Canada					
Ennis Lake	100	$ 5,058	$ -	$ 5,058	$ 5,058
Wapawekka	100	21,743	1,153,974	1,175,717	1,160,627
		26,801	1,153,974	1,180,775	1,165,685
United States					
Baxter Springs	100	10,539	-	10,539	-
Four Aces	100	-	3,850	3,850	-
Merger	35	17,629	9,927	27,556	34,329
Monitor Flats	100	14,061	78,278	92,339	92,339
Ralston Valley	100	41,061	280,296	321,357	320,657
Shulin Lake, Alaska	51	160,242	1,225,562	1,385,804	1,381,954
Silver Bow, Nevada	100	-	2,100	2,100	2,100
South Monitor, Nevada	80	110,631	1,083,583	1,194,214	1,193,339
				-	
		343,624	2,679,746	3,037,759	3,024,718
				-	
		$ 370,425	$ 3,833,720	$ 4,218,534	$ 4,190,403

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2005	47,099,734	$ 13,705,363
Issued during the period	-	-
Balance, March 31, 2006.	47,099,734	$ 13,705,363

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest immediately.

A summary of the status of the stock option plan as of March 31, 2006 is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, December 31, 2005	2,175,000	0.26
Granted	1,400,000	0.25
Exercised	-	
Expired	-	
Outstanding, March 31, 2006	3,575,000	0.25

Note 4 - Share Capital *(Continued)*

c) Stock option plan *(Continued)*

The following table summarizes information about stock options outstanding at March 31, 2006:

Exercise Price	Number of Shares	Expiry Date
$ 0.25	1,125,000	July 28, 2008
$ 0.25	200,000	February 3, 2009
$ 0.31	175,000	April 12, 2009
$ 0.25	650,000	August 31, 2009
$0.35	25,000	January 13, 2010
$ 0.25	1,400,000	January 4, 2011
	3,575,000	

d) Warrants

There weren't any warrants outstanding at December 31, 2005 or March 31, 2006.

Note 5 - Related Party Transactions

(a) The Company paid certain directors and officers, either directly or indirectly, the following amounts:

For deferred exploration expenditures	$	18,900
For general and administrative costs		7,500
	$	26,400

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the parties.

Note 6 - Subsequent Event

On May 15, 2006 the Company completed a non-brokered private placement as follows:

5,500,000 units at a price of $0.20 per share for proceeds of $1,100,000. Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant is exercisable at $0.30 per share for a one year term expiring on May 14, 2007.

In addition, the Company issued 70,000 Finders Warrants. Each Finders Warrant is exercisable for one Finder's Unit at the price of $0.20 per Unit until N May 14, 2007. Each Finder's Unit consists of one common share and one-half common share purchase warrant. Each whole warrant will be exercisable at $0.30 per share for a one-year term.

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is May 30, 2006.

The interim management discussion and analysis for the three months ended March 31, 2006, is an update to the MD&A provided for the year ended December 31, 2005. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2005 and with the 2005 annual report which contains the audited consolidated financial statements, and related notes, for the year ended December 31, 2005. Additional information is available online from the SEDAR website (www.sedar.com).

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Golconda Resources Ltd. is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward looking information made as of the date of this MD&A.

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable.

SIGNIFICANT ACCOUNTING PRINCIPLES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds various interest titles to the Company's mineral properties in Nevada, and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarters:

Fiscal Quarter ended	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004
Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($173,772)	($1,104,135)	($44,114)	($69,416)	($75,778)	($772,090)	($116,528)	($115,559)
Basic Loss per share	($0.004	($0.02)	($0.001)	($0.001)	(0.001)	(0.001)	(0.002)	($0.003)
Total Assets	$4,290,631	$4,262,050	$5,077,770	$5,029,302	$5,052,715	$4,382,037	$4,751,026	$4,655,550
Total Liabilities	$364.842	$297,842	$251,235	$158,653	$112,650	$540,874	$447,568	$358,793

Mineral Exploration Activities

During the three months ended March 31, 2006, the Company incurred deferred exploration costs on the following property:

Shulin Lake – Alaska

The Shulin Lake property is located about 75 kilometers northwest of Anchorage, Alaska. It consists of 278 claims. Golconda currently owns 51% interest in the property with partners Shulin Lake Mining Inc. and Shear Minerals Ltd. (TSX "SRM"). Golconda is the operator.

In 2004, five holes were drilled on the property to test a large (several kilometers diameter) circular topographical feature recognizable on a satellite photo. The drilling identified the centre of a volcanic system. Reinterpretation of an airborne magnetic survey showed three magnetic anomalies that seem to be part of a larger volcanic centre. In January 2005, the joint venture started a drill program to test the three anomalies for a total of three holes. In March 2005, 2,020 kg of core samples from the first two drill holes were sent to SGS Lakefield Research Limited in Ontario for diamond testing; in April 2005, a 380 kg of samples from the third drill hole was sent to the same laboratory.

During the period ended March 31, 2006, the joint venture drilled four holes in search for the diatreme that is the origin of indicator minerals. The first two holes went through 200 ft. of volcanic ash into underlying sandstone; Hole 3 caved-in at 313 ft depth in unconsolidated sand, gravel and boulders. A layer of welded tuff within this unusual sequence (a rock-type which has never been encountered before) indicates the close proximity to the source of the volcanic rock. Hole 4 caved-in at a depth of 200 ft. Samples from the volcanics in Hole 3 will be tested for diamond and indicator minerals. The test results will be announced when available.

Wapawekka and Wert Lake, Northern Mining District, Saskatchewan

The Company holds 100% interest in two projects: Wapawekka West, which consists of 3 grouped claim blocks and one claim (7207 hectares); and Wert Lake which consists of 2 grouped claim blocks and 2 claims (7322 hectares). In addition, in 2005, Golconda acquired by staking 100% interest in three mineral claims (6,708 hectares) and a 50% interest in one claim (4,968 hectares) located to the east of the Wapawekka block - the other 50% interest in the single claim is held by an at arm's length private company.

Effective January 15, 2006,Golconda and an at arm's length party have amended the 2-year option agreement dated October 15, 2004, whereby the private party can earn an additional 19% legal and beneficial interest in the property, for a total of 49% interest, by incurring an additional $750,000–for a total of $1,750,000–in exploration expenditures thereof on or prior to October 15, 2008.

During the winter, two holes were drilled through the ice of Wapawekka Lake to test airborne electromagnetic anomalies. Hole WW-1 was drilled a depth of 369 m (1210 ft) and intersected a "layered gabbro complex". Overlying clayish lake sediments caused the anomaly. During the period ended March 31, 2006, Golconda incurred $15,090 in exploration costs on this property.

Four Aces, Sylvania Mining District, Nye County, Nevada

Effective April 1, 2006, Golconda entered into an option agreement with a private party whereby Golconda can earn 60% interest in the 9 unpatented mineral claims by spending US$500,000 in exploration over five years; after Golconda has earned the 60% interest, it can earn an additional 20% interest in the claims by committing to fund the property through bankable feasibility, to be completed within five years. Golconda is required to pay US$3,500 at signature, US$3,500 after six months, and US3,500 after one year and, thereafter, semi-annual payments of US$5,000 per year. In addition, Golconda will pay the annual rental fees to the Bureau of Land Management and Nye County during the term of the agreement..

Ralston Valley, Baxter Springs Mining District, Nye County, Nevada

Effective December 1, 2005,Golconda has entered into a joint venture agreement with two at arm's length private parties whereby Golconda can earn a 50% interest in 36 unpatented mineral claims by spending US$400,000 in exploration, including the drilling of three holes to a minimum depth of 1500 ft, and by payments of US $5,000 due on the effective date of the agreement and each year thereafter during the term of the agreement; Golconda shall reimburse one of the private parties for the claim fee payments made to the Bureau of Land Management and Nye Count during 2005 and shall make all claim fee payments during the term of the agreement.; Golconda may extend the agreement for an additional term of five years to earn an additional 15% interest in the property by committing to fund the property through bankable feasibility within five years after electing to do so. These claims border Golconda Ralston Valley RV claims and cover the continuation of the two mineralized structures being explored by the Corporation.

During the period ended March 31, 2006, Golconda incurred $13,041 in exploration costs on the Nye County properties. Golconda is presently planning a drilling programme.

RESULTS OF OPERATIONS

During the period ended March 31, 2006, the Company sustained a loss of $173,722 or $0.004 per share compared to a loss of $75,778 or $0.001 for the three months ended March 31, 2005. Golconda uses the treasury method, which determines the dilutive effect of stock options and other dilutive instruments, for the computation of loss per share.

General and Administrative expenses were $173,722 compared to $75,778 for the three months ended March 31, 2005, the total includes $135,353 in stock based compensation. The Company did not incur any investor relation expenses. Cost associated with corporate and regulatory compliance was $6,029 compared with $5,970 for the three months ended March 31, 2005. Office rental cost was $7,403 compared to $6,971 for the three months ended March 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

During the quarter ended March 31, 2006, the Company incurred $28,131 in deferred exploration expenditures compared to $456,075 in the three months ended March 31, 2005. Details of the Company's resource expenditures are set out in Note 3 to the unaudited interim consolidated financial statements.

The Company's cash balance at March 31, 2006 was $2,937 ($203,940 at March 31, 2005). Current liabilities are $364,842 ($297,842 at December 31, 2005).

At March 31, 2006, the Company's investment in resource property costs was $4,218,534 ($4,190,143 at December 31, 2005). Shareholder equity or net assets totaled $4,290,631 at March 31, 2006 compared to $4,262,050 at December 31, 2005.

RELATED PARTY TRANSACTIONS

The Company paid to certain directors and officers, either directly or indirectly, the following amounts: for deferred exploration expenditures $18,900; for general administrative services $7,500.

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal of par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Number of Common Shares	Price
	Balance, December 31, 2005	47,099,734	
	-		
	Balance, March 31, 2006	47,099,734	

Subsequent to March 31, 2006, on May 15, 2006, Golconda completed a non-brokered private placement of 5,500,000 units comprised of 5,500,000 common shares, issued at the price of $0.20 per share, and of 2,750,00 warrants exercisable at $0.30 per share until the close of business on May 14, 2007. Golconda paid a 7% finder's commission comprised of $14,000 in cash and of 70,000 Finder's Warrants. Each Finder's Warrant entitles the holder to purchase up to 70,000 Units at the price of $0.20 per unit. Each unit is comprised of one common share and one-half common share purchase warrant. Each whole warrant will be exercisable at $0.30 per share for a 12-month period from the date of issuance. Golconda received proceeds of $1,100,000 from the private placement of equity shares.

As at the date hereof there are 52,599,734 common shares in the capital of Golconda issued and outstanding; 2,750,000 share purchase warrants exercisable at $0.30 per share; and 70,000 finder's warrants exercisable at $0.20 per share.

The proceeds are being used to fund the Company's drilling activities in Nevada, to settle current debts and for working capital to meet ongoing general and administrative expenditures.

Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants. Under the "rolling" plan, the directors of the Company may grant up to 10% of its issued and outstanding common shares. Options are exercisable upon issuance and an option's maximum term is five years. On January 5, 2006, Golconda granted director, officer and employee options to acquire 1,400,000 shares at the price of $0.25 per share for a period of five years expiring at the close of business on January 4, 2011. 1,300,000 of these options were granted to directors. Details of stock options outstanding as at March 31, 2006 are disclosed in Note 4c) to the unaudited consolidated financial statements.

Subsequent to March 31, 2006, on April 5, 2006, Golconda granted employee options to acquire 25,000 shares at $0.25 per share for a five-year period expiring at the close of business on April 4, 2011.

As at the date hereof there are 3,600,000 options outstanding.

RISK AND UNCERTAINTIES

The basic business plan of the Company is to generate or acquire mineral exploration projects that it feels have the potential to host mineral economic deposits. At the present time, the Company has no revenue-producing mines and has no source of operating cash flow other than through the raising of private placement monies. The Company's viability and potential success lies in its ability to develop, exploit and generate revenue out of mineral deposits.

Historically the Company has depended on equity capital to fund its activities. There can be no assurance that additional funding will be available to the Company for further exploration and development of its projects or to fulfill its obligations under applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such interests.

The operation of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development on its projects.

. . .